08025465

UNITED STATES
SECURITIES AND EXCHANGE CO[illegible]
Washington, D.C. 20549

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| : 3235-0123 |
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RECD S.E.C.
FEB 22 2008
503

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 45573 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Workman Securities Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6500 City West Parkway, Suite 350
(No. and Street)

Eden Prairie (City) Minnesota (State) 55344 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul Maxa 952-541-6094
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Williams, LLC
(Name – *if individual, state last, first, middle name*)

7400 Metro Blvd., Suite 100 (Address) Edina (City) Minnesota (State) 55439 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Paul J. Maxa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Workman Securities Corporation, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________________________

______________________________________________

______________________________________________

A VOLLBRECHT
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 1-31-2010

Paul J. Maxa
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WORKMAN SECURITIES CORPORATION

## FINANCIAL STATEMENTS

As of
December 31, 2007

WORKMAN SECURITIES CORPORATION

## TABLE OF CONTENTS

# Robert H. Williams, LLC

**Certified Public Accountant**
**7400 Metro Boulevard, Suite 100**
**Edina, Minnesota 55439**

**Telephone (952) 224-4199**
**Fax (952) 224-4198**

## INDEPENDENT AUDITOR'S REPORT

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

We have audited the accompanying statements of financial condition of Workman Securities Corporation as of December 31, 2007 and 2006 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Workman Securities Corporation at December 31, 2007 and 2006 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 6, 2008

WORKMAN SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

December 31, 2007 and 2006

## ASSETS

| | 2007 | 2006 |
|---|---|---|
| Cash | $ 245,783 | $ 200,830 |
| Cash deposits with clearing organizations | 25,000 | 25,000 |
| Total cash | 270,783 | 225,830 |
| Commissions receivable | 501,446 | 500,538 |
| Prepaid expenses | 12,221 | 8,864 |
| Furniture and equipment at cost less accumulated depreciation of $60,042 and $58,533 | 1,298 | 2,807 |
| Securities owned: | | |
| Marketable, at market value | 89,082 | 55,422 |
| Total assets | $ 874,830 | $ 793,461 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2007 | 2006 |
|---|---|---|
| Liabilities | | |
| Accrued commissions | $ 416,697 | $ 397,630 |
| Other accrued expenses | 38,210 | 1,000 |
| Total liabilities | 454,907 | 398,630 |
| Stockholder's equity | | |
| Common stock, no par value 2,000 shares authorized 1400 shares issued and outstanding | 25,000 | 25,000 |
| Additional paid-in capital | 372,929 | 372,929 |
| Retained earnings (deficit) | 21,994 | (3,098) |
| Total stockholders' equity | 419,923 | 394,831 |
| Total liabilities and stockholders' equity | $ 874,830 | $ 793,461 |

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENTS OF INCOME

For The Years Ended
December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| Revenues | | |
| Commission income | $ 18,062,695 | $ 12,109,733 |
| Investment advisory fees | 1,034,961 | 692,116 |
| Miscellaneous income | 213,380 | 38,797 |
| Interest | 26,193 | 5,256 |
| | 19,337,229 | 12,845,902 |
| Expenses | | |
| Commissions | 15,945,849 | 10,367,654 |
| Management fee | 771,174 | 476,183 |
| Licensing and bonding | 51,889 | 112,419 |
| Office rent | 138,492 | 105,800 |
| Office supplies and expense | 432,274 | 183,878 |
| Professional fees | 140,029 | 10,361 |
| Training and compliance | 8,077 | 47,842 |
| Business insurance | (412) | 40,209 |
| Dues and subscriptions | 17,287 | 20,565 |
| Customer settlements | 17,553 | 7,134 |
| Depreciation | 1,509 | 1,509 |
| Clearing costs | 223,719 | 171,682 |
| Advertising | 5,636 | 5,450 |
| Salaries and wages | 1,340,789 | 985,672 |
| Health and dental insurance | 24,408 | 24,782 |
| Payroll taxes | 88,703 | 61,472 |
| Pension expense | 18,090 | 21,958 |
| Employee functions | 2,879 | 1,404 |
| Printing | 7,583 | 13,708 |
| Meals and entertainment | 6,974 | 6,369 |
| Travel | 28,328 | 8,717 |
| Recruitment | 2,515 | 9,628 |
| Marketing | 13,512 | 4,621 |
| Technology | 23,726 | 36,639 |
| Bad debts | - | 178,850 |
| Other expenses | 554 | 313 |
| Total expenses | 19,311,137 | 12,904,819 |
| Net income (loss) before income taxes | 26,092 | (58,917) |
| Provision for income taxes | 1,000 | 1,000 |
| Net income (loss) | $ 25,092 | $ (59,917) |

The accompanying notes are an integral part of these financial statements.

# WORKMAN SECURITIES CORPORATION

## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For The Years Ended
December 31, 2007 and 2006

| | Common Stock | | Additional Paid-in | Retained Earnings | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | (Deficit) | Total |
| Balance, December 31, 2005 | 1400 | $ 25,000 | $ 372,929 | $ 56,819 | $ 454,748 |
| Net loss | | | | (59,917) | (59,917) |
| Balance, December 31, 2006 | 1400 | 25,000 | 372,929 | (3,098) | 394,831 |
| Net income | | | | 25,092 | 25,092 |
| Balance, December 31, 2007 | 1400 | $ 25,000 | $ 372,929 | $ 21,994 | $ 419,923 |

The accompanying notes are an integral part of these financial statements.

WORKMAN SECURITIES CORPORATION

STATEMENTS OF CASH FLOWS

For the Years Ended
December 31, 2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| Cash flows from operating activities: | | |
| Fees and commissions received | $ 19,276,468 | $ 12,605,795 |
| Cash paid to suppliers and employees | (19,256,708) | (12,577,073) |
| Interest received | 26,193 | 5,256 |
| Income taxes paid | (1,000) | (300) |
| Net cash provided by operating activities | 44,953 | 33,678 |
| Cash flows from investing activities: | | |
| Purchase of securities | - | (24,000) |
| Repayment to officer | - | (2,401) |
| Net cash used by investing activities | - | (26,401) |
| Net increase in cash | 44,953 | 7,277 |
| Cash at beginning of year | 225,830 | 218,553 |
| Cash at end of year | $ 270,783 | $ 225,830 |
| Reconciliation of net income to net cash provided by operating activities | | |
| Net income (loss) | $ 25,092 | $ (59,917) |
| Adjustments: | | |
| Depreciation | 1,509 | 1,509 |
| Increase in commissions receivable | (908) | (46,779) |
| Increase in prepaid expenses | (3,357) | (5,213) |
| Increase in accrued commissions | 19,067 | 152,630 |
| Increase in other accrued expenses | 37,210 | 670 |
| Increase in marketable securities | (33,660) | (9,222) |
| Total adjustments | 19,861 | 93,595 |
| Net cash provided by operating activities | $ 44,953 | $ 33,678 |

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

Workman Securities Corporation is registered as a broker-dealer under the Securities Exchange Act of 1934. As of December 31, 2007, the company is a registered broker-dealer in all 50 states and the District of Columbia and a registered investment advisor in 31 states. The Company is a Minnesota Corporation that is wholly-owned by BDMA, Inc. (Parent).

The majority of the Company's commission revenue is earned from variable annuity and mutual fund investments and transfers executed on behalf of its customers. The Company also earns commissions on various life insurance products, universal life and variable life insurance policies, and securities transactions.

2. Significant Accounting Policies

Cash and Cash Equivalents:

The Company includes money market funds in the category of cash as presented in the cash flow statement.

Commissions Receivable:

Receivable from clearing organization primarily represents accruals for commission amounts due from various mutual fund sponsors and life insurance companies. It is the Company's policy to use the reserve method to write off uncollectible accounts. Management anticipates no substantial losses from present receivable balances. Therefore, no provision has been made for doubtful accounts at December 31, 2007 and 2006.

Depreciation:

Office equipment is stated at cost. Repairs and maintenance are expensed as incurred. The company provides for depreciation using the straight-line method over the estimated useful lives of the assets. Accelerated methods of depreciation are used for income tax purposes. The estimated useful lives of the assets are five to seven years.

The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the assets to the carrying amount of the assets.

Investments:

The Company's investments are reported at market.

Income Taxes:

The Company is an S corporation for income tax purposes. As such, the Company is not subject to federal and state income taxes. The taxable income or loss resulting from operations, along with various tax credits, are reported by the stockholders on their federal and state individual income tax returns. The provision for income taxes is a franchise tax charged by the state of Minnesota.

Revenue Recognition:

Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis. Commission revenue and related expenses for life insurance policies are recorded when the insurance company approves the policy. Investment advisory fees are recognized as earned as they are received.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule and effective July 5, 2006, the Company is required to maintain net capital equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness. At December 31, 2007 and 2006, the Company had net capital, as computed under the rule, of $364,377 and $369,744 respectively.

4. Exemption – SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company, therefore, is not required to make the periodic computation of reserve requirements for the benefit of customers.

As part of our examination we ascertained the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2007. No facts came to our attention indicating that the firm had not complied with the conditions of the exemption to Rule 15c3-3 since the last audit.

5. SIPC Supplemental Report

The requirements for filing an SIPC Supplemental Report is not applicable, since SIPC has suspended assessments based on net operating revenue.

6. Related Party Transactions

BDMA, Inc. owns 100% of the outstanding stock of the Company. The Company entered into a management agreement with BDMA, Inc. on January 1, 2002. The agreement provided BDMA, Inc. the right to manage the Company and the right to receive the profits generated by the Company. The agreement was amended January 1, 2006 and February 1, 2007 to include office rental, equipment rental, general overhead, salaries and employee benefits.

7. Pension Plans

(a) 401(k) Plan

The plan covers all eligible employees who are 21 years of age and have completed one year of service. The Company contributes 50% of the employee's contribution up to 6% of qualifying wages. The contribution by the Company for 2007 and 2006 was $18,090 and $21,958 respectively.

8. Concentration of Credit Risk

The Company maintains a cash balance at an institution that is federally insured to $100,000. The Company had uninsured amounts at December 31, 2007 and 2006 of $62,005 and $4,099 respectively.

9. Contingent Liabilities

The Massachusetts Securities Division filed an administrative action against the Company on March 6, 2007. The action relates to the sale by one of the Company's former registered representatives of fixed income products to customers who were not clients of the Company. The complaint alleged that the Company may have violated various provisions of the Massachusetts Uniform Securities Act by failing to adequately supervise the outside business activity of the representative. The complaint seeks an unspecified fine, client remediation, and other forms of relief. The company filed an answer denying the claims. No hearing date has been set. The Company is engaged in preliminary discussions with the Division regarding settlement of the matter.

**Robert H. Williams, LLC**

**Certified Public Accountant**
**7400 Metro Boulevard, Suite 100**
**Edina, Minnesota 55439**

**Telephone (952) 224-4199**
**Fax (952) 224-4198**

## INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

## REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

We have audited the accompanying financial statements of Workman Securities Corporation as of and for the years ended December 31, 2007 and 2006, and have issued our report thereon dated February 6, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 6, 2008

WORKMAN SECURITIES CORPORATION

# COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2007

| | | |
|---|---|---|
| Net Capital | | |
| Total stockholders' equity | | $ 419,923 |
| Deductions | | |
| Non-allowable assets: | | |
| Due from reps | $ 14,358 | |
| Prepaid expenses | 12,221 | |
| Property and equipment, net | 1,298 | |
| Total | | 27,877 |
| Haircuts | | |
| NASDAQ stock, Market value $89,082 @ 15% | 13,362 | |
| Dain Rauscher Account $83,778 @ 2% | 1,676 | |
| US Bank Sweep $257,469 @ 2% | 5,149 | |
| Under Concentration $89,082 - ($392,045 X 10%), $19,878 @ 15% | 7,482 | |
| Total | | 27,669 |
| Adjusted net capital | | $ 364,377 |
| Minimum net capital requirement per rule 15c3-1(a)(2)(vi) (The greater of $50,000 or 6 2/3% of aggregate indebtedness) | | |
| Aggregate indebtedness | | $ 454,907 |
| Computation of excess net capital | | |
| Adjusted net capital | | $ 364,377 |
| Minimum net capital required: | | |
| Dollar minimum | $ 50,000 | |
| 6-2/3% of aggregate indebtedness | 30,327 | |
| Greater of above | | 50,000 |
| Excess net capital | | $ 314,377 |
| Ratio of aggregate indebtedness to net capital | | 1.25 |

See independent auditors report on supplementary information.

WORKMAN SECURITIES CORPORATION

RECONCILIATION BETWEEN THE COMPUTATION FOR DETERMINING NET CAPITAL AND AGGREGATE INDEBTEDNESS AS PRESENTED HEREIN AND AS REPORTED BY THE COMPANY IN FORM X-17a-5(a)

December 31, 2007

| | Net Capital | Aggregate Indebtedness |
|---|---|---|
| Total per Form X-17a-5(a) | $ 349,874 | $ 469,195 |
| Adjustments: | | |
| Corporate income taxes | (1,000) | 1,000 |
| Commissions payable | 15,289 | (15,289) |
| Change in Undue Concentration Haircut | 214 | - |
| Rounding | - | 1 |
| Total per this report | $ 364,377 | $ 454,907 |

See independent auditors report on supplementary information.

# Robert H. Williams, LLC

**Certified Public Accountant**
**7400 Metro Boulevard, Suite 100**
**Edina, Minnesota 55439**

**Telephone (952) 224-4199**
**Fax (952) 224-4198**

INDEPENDENT AUDITORS' REPORT ON

INTERNAL CONTROL

Board of Directors
Workman Securities Corporation
Eden Prairie, Minnesota

In planning and performing our audit of the financial statements of Workman Securities Corporation as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in the accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

February 6, 2008

END